UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Worldwide Webb Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G97775129

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G97775129	SCHEDULE 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Worldwide Webb Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,500,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G97775129	SCHEDULE 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Tony M. Pearce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,500,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. G97775129	SCHEDULE 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Terry V. Pearce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,500,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. G97775129	SCHEDULE 13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Daniel S. Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,500,000 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,500,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. G97775129	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer:

Worldwide Webb Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

770 Technology Way F13-16, Orem, UT 84097

Item 2.

(a)	Name of Person Filing:

Worldwide Webb Acquisition Sponsor, LLC

Tony M. Pearce

Terry V. Pearce

Daniel S. Webb

(b)	Address of Principal Business Office or, if none, Residence:

770 Technology Way F13-16, Orem, UT 84097

(c)	Citizenship:

Worldwide Webb Acquisition Sponsor, LLC is a Cayman Islands limited liability company.

Tony M. Pearce is a United States citizen.

Terry V. Pearce is a United States citizen.

Daniel S. Webb is a United States citizen.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

(e)	CUSIP No.:

G97775129

CUSIP No. G97775129	SCHEDULE 13G	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,500,000 shares

(b)	Percent of class: 15.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 4,500,000 shares

(iii)	Sole power to dispose or to direct the disposition: 0 shares

(iv)	Shared power to dispose or to direct the disposition: 4,500,000 shares

As of December 6, 2021, Worldwide Webb Acquisition Corp. (the “Issuer”) had 23,000,000 Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”) and 5,750,000 Class B ordinary shares, $0.0001 par value (“Class B ordinary shares”), issued and outstanding as reported on Form 10-Q filed on December 6, 2021, for a total of 28,750,000 ordinary shares outstanding. The Class B ordinary shares are convertible into Class A ordinary shares as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in

CUSIP No. G97775129	SCHEDULE 13G	Page 8 of 9 Pages

the Issuer’s prospectus filed on October 21, 2021 (File No. 333- 259801) and have no expiration date. Worldwide Webb Acquisition Sponsor, LLC (the “Sponsor”) is the record holder of 4,500,000 Class B ordinary shares. Daniel S. Webb, Terry Pearce and Tony Pearce, by virtue of their shared control over the Sponsor, may be deemed to beneficially own shares held by the Sponsor, but each of them disclaims beneficial ownership therein beyond their pecuniary interest therein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

Worldwide Webb Acquisition Sponsor, LLC

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	CEO & CFO

By:	/s/ Tony M. Pearce
Tony M. Pearce

By:	/s/ Terry V. Pearce
Terry V. Pearce

By:	/s/ Daniel S. Webb
Daniel S. Webb